UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information dated April 28, 2022	3

Grifols, S.A.

Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that, after the authorization for issue of the consolidated annual accounts, on 25 February 2022, KPMG Auditores, S.L. carried out an internal review over Grifols' subsidiary, Biomat USA, and due to such internal review the audit firm considered the need to conduct a balance sheet reclassification related to the non-controlling interest of GIC (Sovereign Fund of Singapore) on Biomat USA and Biomat Newco.

As a result of the abovementioned, the Company's board members, today, have proceed to restate the consolidated annual accounts of the fiscal year 2021. Such restated annual accounts include the reclassification of the financial instrument signed from net equity to financial liability.

Due to such reclassification, the total equity has been reduced by approximately €830M. Notwithstanding the above, the figures for total assets, total equity and liabilities, as well as the profit for the year have not been affected by this reclassification.

The aim had always been to consider the signed financial instrument as equity. For this reason, at the date of the restatement of these consolidated financial statements, Grifols is analysing the necessary modifications in the terms and conditions of the agreement in order to classify such transaction as an equity instrument, as it has always been the will of the parties.

The restated consolidated financial statements have been filed today in electronic format with the Comisión Nacional del Mercado de Valores.

In Barcelona, on 28 April 2022

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 28, 2022